03 MAR 26 AM 7:21

UFJ Holdings, Inc



03050426

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

82-5769

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	March 27, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	78 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 5/12

* If you do not receive all pages please contact us immediately.



UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 27, 2003
UFJ Holdings, Inc.

Forecasts of Financial Results and Dividends Declared for Fiscal Period Ending Mar. 31, 2003

UFJ Holdings, Inc. (the "Company") hereby gives notice of an amendment in the forecasts of financial results on a non-consolidated and consolidated basis and the forecasts of dividends declared for the fiscal period ending March 31, 2003.

1. Forecasts of Financial Results (Non-consolidated)

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement: (Nov. 2002)	33.0	25.0	25.0
Today's announcement: *Change from the previous announcement:*	18.0 *(15.0)*	12.0 *(13.0)*	12.0 *(13.0)*
Change	(45.5%)	(52.0%)	(52.0%)

The forecasts have been lowered since UFJ Bank today decided to suspend interim dividends, which the Company forecasted to receive in the previous announcement.

2. Forecasts of Financial Results (Consolidated)

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement (Nov. 2002):	2,400.0	40.0	70.0
Today's announcement: *Change from the previous announcement:*	2,300.0 *(100.0)*	(680.0) *(720.0)*	(650.0) *(720.0)*
Change	(4.2%)	(1,800.0%)	(1,028.6%)

The Company will report ordinary loss and net loss mainly due to the following reasons:
-Credit Cost will increase by Yen 260 billion from the previous forecasts to Yen

740 billion, mainly due to the application of DCF type of methods on the calculation of reserves.

-Losses on Stocks will increase to Yen 620 billion, because revaluation losses will increase due to the sluggish stock market and losses on sales of stocks and other equity securities will also increase through unwinding cross share holdings and sale of some shares to a newly established subsidiary.

3. Forecasts of Dividends Declared

(Yen per share)

	Dividends (1-year)	Interim
Previous announcement: (Nov. 2002)*	2, 500	-
Today's announcement	-	-
Change from the previous announcement:	(2,500)	

Note: Dividends on preferred shares will be paid as forecasted in previous announcement.

Due to the net loss of subsidiary banks, the decision will be made to suspend the common stock dividend for the year. From the viewpoint of preserving a sound and stable financial position of the UFJ Group, the Company recognized the needs to retain a sufficient amount of capital.

Appendix

1. Consolidated Earnings Forecasts of UFJ Holdings for the Fiscal Period Ending March 31, 2003

(Billions of Yen)

	Non-consolidated		
	UFJ Bank*	UFJ Trust Bank	Total
Business Profit*	650.0	105.0	755.0
Gains and Losses on Stocks	(490.0)	(130.0)	(620.0)
Revaluation Losses	*(125.0)*	*(60.0)*	*(185.0)*
Credit Costs**	(700.0)	(40.0)	(740.0)
Ordinary Profit	(610.0)	(90.0)	(700.0)
Net Income	(595.0)	(60.0)	(655.0)

Net Income of UFJ Holdings and Banks' Consolidated Subsidiaries	5.0

Consolidated Net Income of UFJ Holdings	(650.0)

(*): Business profit prior to net transfer to general reserve for possible loan losses
(**): Includes general reserve for possible loan losses and collection of written-off claims

- Business Profit for UFJ Bank and UFJ Trust Bank is expected to be Yen 755 billion, which is larger than the previous forecast by Yen 20 billion, due to an increase in gross operating profit and a larger reduction in expenses.
- Losses on stocks of the two banks are expected to be Yen 620 billion. Both of losses on sale and revaluation losses on stocks were expanded mainly due to the sluggish stock market. Losses on sales include losses through unwinding cross share holdings and sale of some shares to a newly established subsidiary*.

  * Details of a newly established subsidiary (the "Subsidiary") are announced separately in today's news release, "New Initiative for Cross Shareholdings". As a result of a sale of stocks from UFJ Bank to the Subsidiary, losses on sale of stocks and other equity securities (expected to be approximately Yen 200 billion) will be posted. On the other hand, revaluation losses on stocks will decrease.
- Credit Costs of two banks are expected to be approximately Yen 740 billion, which is larger than the previous forecasts by Yen 260 billion, mainly due to the application of DCF type of methods on calculation of reserves.
- Net Income of two banks are reversed from the previous profit forecast to Yen 655 billion losses, which is a decrease of Yen 725 billion, mainly due to the increase of losses on stocks and credit costs.
- Net income of the Company and the banks' consolidated subsidiaries are expected to be Yen 5 billion.
- Net losses of the Company on a consolidated basis are expected to be approximately Yen 650 billion.

2. BIS Risk Adjusted Capital Ratio

	BIS Risk Adjusted Capital Ratio (Consolidated)
UFJ Holdings	middle of 9%
UFJ Bank	middle of 9%
UFJ Trust Bank*	7.5-8.0%

(*): Forecast of BIS risk adjusted capital ratio of UFJ Trust Bank is calculated based on the BIS domestic standard. On the basis of the BIS international standard for reference, the ratio is estimated to be in the middle of 8%

(For Reference)
BIS risk adjusted capital ratio of UFJ Bank as of September 30, 2002, as the Company already announced, was calculated based on the assumption of payment of maximum amount of the interim dividends in theory. The ratios recalculated based on the fact that interim dividends from UFJ Bank were suspended, were shown as below.

(Consolidated) 11.24% (previous announcement: 11.12%)
(Non-consolidated) 12.01% (previous announcement: 11.88%)

March 27, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

"New Initiative for Cross Shareholdings"

Following the release of its "Accelerated Business Reform Plan" in December 2002, the UFJ Group has nominated prompt improvement of asset quality as the highest priority issue for group management, and has endeavored to reduce the market risk of its cross shareholdings through the sale of such cross shareholdings. As part of this initiative, today, the Board of UFJ Bank Limited ("UFJ Bank"), a wholly owned subsidiary of UFJ Holdings, Inc. has approved a resolution on the establishment of a new subsidiary, UFJ Equity Investments Co. Ltd. (the "Subsidiary"), for the purpose of managing UFJ Bank's equity portfolio.

The Subsidiary will be the primary party responsible for addressing the highest priority issues within the UFJ Group, alongside UFJ Strategic Partner Co., Ltd., which is involved in the disposal of problem loans.

1. Current status of the reduction of cross shareholdings

The UFJ Group has indicated that it plans to sell ¥1.46 trillion worth of cross shareholdings (UFJ Bank and UFJ Trust Bank total) by the end of the current fiscal year in an effort to reduce the risks embedded in those equity holdings. The UFJ Group has already sold ¥1.40 trillion of cross shareholdings as of March 20, 2003 (following mutual agreement with the issuers), and combining this with the amount already agreed upon with issuers to be sold in the future, the group has almost achieved its targeted amount.

The UFJ Group has paid due consideration to the impact on the market of such sales, as evidenced by the fact that the amount sold directly into the market in the second half of fiscal year 2002 was less than 10% of the total sale amount.

2. New initiative for cross shareholdings

As part of UFJ Bank's aim to effectively hedge market risk of its cross shareholdings, UFJ Bank will sell a part of its equity portfolio to the Subsidiary on March 31, 2003.

The Subsidiary will utilize various hedging techniques to minimize market risk on the transferred equity portfolio. As for know-how necessary to manage the equity portfolio, the Subsidiary

is considering receiving intra- or extra-group expertise including the utilization of a third-party advisor. The Subsidiary will consider executing the actual hedging operations during or after the next fiscal year, while paying maximum consideration to market impact through such hedging.

<Overview of the Subsidiary>

Name:	UFJ Equity Investments Co., Ltd.
Capital Stock:	¥150 billion (100% owned by UFJ Bank)
Location:	Otemachi, Chiyoda-ku, Tokyo (UFJ's Tokyo headquarters)
Establishment:	March 31, 2003
Operations:	Operations will include stock investing, stock management and development of financial products

<Equity portfolio to be transferred>

Amount:	Approximately ¥500 billion (market value)
Loss:	Approximately ¥200 billion
Timing:	March 31, 2003

The loss is reflected in "Forecasts of Financial Results and Dividends Declared for Fiscal Period Ending Mar. 31, 2003" released today.


Market
Stock buybacks, sales, etc.
Stock purchases, hedging, etc.
Investment/ financing
UFJ Bank
Equity portfolio
Payment
Subsidiary
Know-how
Third-party advisor